UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.
(Name of Issuer)

Mandatory Redeemable Preferred Shares Series C
(TITLE OF CLASS OF SECURITIES)

64128C 4*4
(CUSIP Number)

MetLife Investment Management, LLC
One MetLife Way
Whippany, New Jersey 07981

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 64128C 4*4	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
MetLife Investment Management, LLC 82-2405817

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D
CUSIP No. 64128C 4*4	Page 3 of 6 Pages
Item 1	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2020 (the “Initial Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), with respect to mandatory redeemable preferred shares, Series C (the “MRP Shares”) of Neuberger Berman High Yield Strategies Fund Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 1290 Avenue of the Americas, New York, New York 10104. All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2	Identity and Background

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a) This Statement is being filed on behalf of MetLife Investment Management, LLC, a Delaware limited liability company (“MetLife Investment Management” or the “Reporting Person”).  This Statement relates to the MRP Shares held for the accounts of each of Metropolitan Life Insurance Company (“Metropolitan Life”), MetLife Reinsurance Company of Charleston (“MetLife Reinsurance”), and Metropolitan Tower Life Insurance Company (“Metropolitan Tower”), each of which is a client for whom the Reporting Person serves as investment manager.

(b) The address of the principal business office of MetLife Investment Management is One MetLife Way, Whippany, NJ 07981.

(c) The principal business of MetLife Investment Management is to provide investment management for the MetLife, Inc. insurance subsidiaries and third party institutional clients.

(d) Not applicable.

(e) Not applicable.

(f) Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Person is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Person, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

Item 4	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 18, 2023, the MRP Shares were redeemed in full by the Issuer at their original purchase price of $12.50 per share, plus accrued and unpaid dividends.

SCHEDULE 13D
CUSIP No. 64128C 4*4	Page 4 of 6 Pages
Item 5	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) - (b) The responses of the Reporting Person to Rows (7) through (11) of the cover pages of this Amendment No. 1 are incorporated herein by reference.

(c) The response of the Reporting Person in Item 4 is incorporated herein by reference. Except as otherwise described in this Amendment No. 1, the Reporting Person had no transactions in the MRP Shares during the 60 days preceding the date of filing of this Amendment No. 1.

(d) The Reporting Person managed the MRP Shares on behalf of various clients.

(e) As of September 18, 2023, the Reporting Person ceased to beneficially own more than 5% of the MRP Shares outstanding.

SCHEDULE 13D
CUSIP No. 64128C 4*4	Page 5 of 6 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2023
METLIFE INVESTMENT MANAGEMENT, LLC

	By:	/s/ Israel Grafstein

Name:	Israel Grafstein
Title:	Chief Compliance Officer

SCHEDULE 13D
CUSIP No. 64128C 4*4	Page 6 of 6 Pages
SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSON

The following sets forth the name and present principal occupation of each executive officer and director of MetLife Investment Management, LLC. The business address of each of the executive officers and directors of MetLife Investment Management, LLC is One MetLife Way, Whippany, New Jersey 07981.

Appointed Entity	Appointment Type
Pollaro, Jr., Joseph	Manager
Merck, Robert	Manager

Appointed Entity	Appointment Type
Cho, Bryan	Assistant Secretary
Derrig, Ellen	Assistant Secretary
Ding, William	Assistant Secretary
Gleason, Mary	Assistant Secretary
Goldstein, Robert	Assistant Secretary
Goldstein, Melissa	Assistant Secretary
Formwalt, Julie	Assistant Secretary
Muttana, Nilima	Assistant Secretary
Scudder, Daniel	Assistant Secretary
Smith, Michelle	Assistant Secretary
Vollmer, Jennifer	Assistant Secretary
Connery, Charles	Assistant Treasurer
Grafstein, Israel	Chief Compliance Officer
Pollaro, Joseph	Chief Operating Officer
Yick, Michael	Chief Financial Officer
Cromie, Claudia	Chief Risk Officer
McCrory, Hugh	Secretary